SIDLEY AUSTIN BROWN & WOOD LLP

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FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(212)839-8646

WRITER'S E-MAIL ADDRESS
dharding@sidley.com

May 20, 2003

By Hand


03050695

Office of International Corporate Finance
Stop 0302
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

Dear Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. Consolidated Unaudited results for the three months ended March 31, 2003[1];
2. List of ten largest shareholders of the Issuer as of March 31, 2003[1];
3. List of directors' shareholdings of the Issuer as of March 31, 2003[1];
4. List of senior managers' shareholdings of the Issuer as of March 31, 2003[1]

---

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.

5. The Issuer's annual report and accompanying notice to the shareholders for 2002.

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,



Deirdre M. Harding

Enclosures

cc: Cordia J. Constable (without enclosures)


CARIB CEMENT

Consolidated Unaudited Results For the Three Months Ended 31st March, 2003

The Directors of Caribbean Cement Company Limited Report the Consolidated Unaudited Results for the Three Months Ended 31st March, 2003.

DIRECTORS' STATEMENT

The performance of the first quarter of 2003 reflects an J$80 million increase in revenue to J$974 million or 9% above the corresponding period last year. The revenue increase is a direct result of a change in the sales mix as well as a price increase that was introduced to compensate for the significant deterioration of the Jamaican dollar exchange rate.

As previously reported to shareholders, major overhaul work was planned for the first quarter and in particular Kiln 4 production line. This major work, costing approximately US$3 million was successfully completed and has since had positive impact on our production efficiencies and significantly improved our environmental programme.

As a result of the planned stop of Kiln 4, clinker production in the first quarter of 124,669MT was 11% below the corresponding period last year. This was largely responsible for a decline in operating profit from J$182 million to J$156 million and operating profit/revenue ratio from 20% to 16%.

The profit before taxation was significantly reduced from J$158 million to J$73 million, due to the impact of the rapidly depreciating dollar on our foreign denominated liabilities.

Outlook

For the remainder of this year, we will continue our drive to increase our production efficiencies and continue in our efforts to ensure that fair trading practices are enforced.



Director



Director

CARIBBEAN CEMENT COMPANY LIMITED

CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE QUARTER ENDED 31st MARCH, 2003

The Directors Of The Caribbean Cement Company Limited Report The Consolidated Unaudited Results For The Quarter Ended 31st March, 2003

CONSOLIDATED PROFIT & LOSS ACCOUNT

		J$' 000 Unaudited Qtr Ended March 31, 2003	J$' 000 Unaudited Qtr Ended March 31, 2002	J$' 000 Audited Year Ended December 31, 2002
SALES (CEMENT TONNES)		152,308	153,519	625,329
REVENUE		**973,776**	**893,369**	**3,676,266**
OPERATING PROFIT		**155,535**	**181,772**	**640,317**
Finance Cost- Net	Note 2	(82,462)	(23,647)	(114,234)
Profit Before Taxation		**73,073**	**158,125**	**526,083**
Taxation		(30,107)	(45,142)	(151,311)
GROUP NET PROFIT AFTER TAXATION		**42,966**	**112,983**	**374,772**
Earnings per ordinary stock unit				
Cents - Basic & Diluted		5	13	44
Operating Profit/Revenue Ratio		16%	20%	17%

CONSOLIDATED BALANCE SHEET

	J$' 000 Unaudited March 31, 2003	J$' 000 Unaudited March 31, 2002	J$' 000 Audited December 31, 2002
Non-Current Assets	2,354,909	2,317,906	2,285,341
Current Assets	1,123,814	1,050,992	1,254,060
Current Liabilities	(1,379,801)	(1,514,047)	(1,483,307)
Non-Current Liabilities	(159,164)	(106,073)	(130,859)
Total Net Assets	**1,939,758**	**1,748,778**	**1,925,235**
Share Capital	425,569	425,569	425,569
Reserves	786,006	481,251	743,040
Shareholders' Equity	**1,211,575**	**906,820**	**1,168,609**
Deferred Gain	728,183	841,958	756,626
Group Equity	**1,939,758**	**1,748,778**	**1,925,235**

CONSOLIDATED CASH FLOW STATEMENT

	J$' 000 Unaudited Qtr Ended March 31, 2003	J$' 000 Unaudited Qtr Ended March 31, 2002	J$' 000 Audited Year Ended December 31, 2002
Group Net Profit after Taxation	**42,966**	**112,983**	**374,772**
Adjustment for non-cash items	54,507	65,201	226,879
	97,473	178,184	601,651
Change in working capital	(142,967)	(120,660)	(108,976)
Net cash (used in)/generated by operating activities	(45,494)	57,524	492,675
Net cash (used in)/generated by investing activities	(128,763)	(48,627)	(159,919)
Net cash (used in)/generated by financing activities	(60,024)	61,427	(94,805)
(Decrease)/Increase in cash and short term funds	(234,281)	70,324	237,951
Cash and short term funds - beginning of period	156,577	(81,374)	(81,374)
Cash and short term funds - end of period	(77,704)	(11,050)	156,577

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	J$' 000 Unaudited Qtr Ended March 31, 2003	J$' 000 Unaudited Qtr Ended March 31, 2002	J$' 000 Audited Year Ended December 31, 2002
Balance at beginning of period	1,168,609	793,837	793,837
Net Profit for period	42,966	112,983	374,772
Dividends	-	-	-
Balance at end of period	1,211,575	906,820	1,168,609

Notes

1. **Accounting Policies**
   The accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2002.

2. **Finance Costs**
   Finance costs include loss on exchange amounting to $70.55M for 2003 compared with $6.88M for 2002.

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) LARGEST SHAREHOLDERS
AS AT MARCH 31, 2002

	NAME	NUMBER OF UNITS
1.	TCL NEVIS LIMITED	558,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST.LUCIA) LTD.	42,187,482
4.	SCOTIA JAMAICA TRUST & MERCHANT BANK LIMITED - ACCOUNT 542.	12,152,897
5.	ROYTRIN SECURITIES LIMITED	11,400,000
6.	NATIONAL INSURANCE FUND	6,394,833
7.	GLEANER SUPERANNUATION FUND	4,657,179
8.	MANCHESTER PENSION TRUST FUND LIMITED	4,424,375
9.	SCOJAMPEN LIMITED	3,667,468
10.	WEST INDIES TRUST COMPANY A/C WT 109	3,488,494

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF DIRECTORS AS AT MARCH 31, 2003

1.	RAFAEL ANEZ	-	NIL
2.	ROLLIN BERTRAND	-	NIL
3.	HOLLIS HOSEIN	-	NIL
4.	WALTON JAMES	-	NIL
5.	TIMOTHY NAFZIGER	-	NIL
6.	YUSUFF OMAR	-	NIL
7.	PAUL STOCKHAUSEN	-	NIL
8.	BRIAN YOUNG	-	NIL

CARIBBEAN CEMENT COMPANY LIMITED

SHAREHOLDING OF SENIOR MANAGERS AS AT MARCH 31, 2003

	NAME	NO. OF UNITS
1.	FRANCIS A. HAYNES	NIL
2.	CHESTER ADAMS	9,000
3.	MAXWELL BROOKS	24,847
4.	CORDIA CONSTABLE	NIL
5.	ORVILLE HILL	NIL
6.	ALICE HYDE	NIL
7.	DERRICK ISAAC	NIL
8.	PAUL LUE LIM	NIL
9.	DALMAIN SMALL	1,125
10.	PHIL YEUNG	NIL
11.	KEN WILTSHIRE	NIL


CARIB CEMENT

NOTICE TO ALL SHAREHOLDERS

Included in the Notice of the Annual General Meeting is the following item of business:

To appoint Auditors and authorize the Directors to fix the remuneration of the Auditors.

Shareholders are advised that whereas it is the policy of the Trinidad Cement Company Limited (TCL) Group of Companies, of which Caribbean Cement Company Limited is a subsidiary, to tender for external audit services every five years;

And whereas in pursuance of this tender policy and best international governance practices, the Directors of Caribbean Cement Company Limited recommend that Ernst & Young who have been appointed as the Auditors for TCL be appointed as the Company's Auditors, subject to the Shareholders approval at the next Annual General Meeting;

And whereas special notice has been given pursuant to Section 153 (6) of the Companies Act of the intention to propose the following resolution as an ordinary Resolution.

RESOLVED:

THAT Messrs. Ernst & Young be and are hereby appointed Auditors of the Company in place of retiring Auditors, Messrs. PricewaterhouseCoopers to hold office until the conclusion of the next Annual General Meeting of the Company and that the Directors be authorized to fix the remuneration of the Auditors.

BY ORDER OF THE BOARD

Cordia J. Constable (Mrs.)
Company Secretary

Rockfort
Kingston
March 28, 2003